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609 Main Street

Houston, TX 77002

United States

+1 713 836 3600

www.kirkland.com

June 2, 2023

VIA EDGAR

Attention:	Cheryl Brown
Irene Barberena-Meissner
Mark Wojciechowski
John Cannarella

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Re:	Kodiak Gas Services, Inc.
Registration Statement on Form S-1
Filed May 5, 2023
File No. 333-271050

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), Kodiak Gas Services, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 to its Registration Statement on Form S-1 (the “Registration Statement”) concurrently with the submission of this letter.

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated May 10, 2023, from the staff of the Division of Corporation Finance of the Commission (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold and italics). Where applicable, we have referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the revised Registration Statement (the “Prospectus”) that address the Staff’s comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Amendment No. 2 to Registration Statement on Form S-1 filed May 5, 2023

Capitalization, page 60

1.

We note that the as adjusted information set forth in your capitalization table reflects a new adjustment regarding your intent to pay a cash distribution to a parent entity of Kodiak Holdings prior to the consummation of the initial public offering. Please address the following:

•

tell us and disclose within Liquidity and Capital Resources on page 78 the nature and estimated amount of the distribution that you expect to pay to the parent entity of Kodiak Holdings prior to the consummation of the initial public offering; and

•	clarify why you have not included a related pro forma adjustment to your Unaudited Pro Forma Consolidated Balance Sheet on page 63.

Response:

We respectfully acknowledge the Staff’s comment and have accordingly revised the disclosure in the Registration Statement (i) on pages 63 and 67 to add an adjustment for such distribution to the applicable line items in the Unaudited Pro Forma Consolidated Balance Sheet and (ii) on page 83 to disclose the estimated amount of the distribution and the expected funding for such distribution within Liquidity and Capital Resources.

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Securities and Exchange Commission

June 2, 2023

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (713) 836-3786 or, in the undersigned’s absence, Jennifer Wu, P.C. at (512) 678-9150 or Atma Kabad at (713) 836-3364.

Sincerely,

/s/ Matthew R. Pacey, P.C.
Matthew R. Pacey, P.C.

cc:

Robert M. McKee (Chief Executive Officer, Kodiak Gas Services, Inc.)

John Griggs (Executive Vice President and Chief Financial Officer, Kodiak Gas Services, Inc.)

Kelly Battle (Executive Vice President, Chief Legal Officer, Chief Compliance Officer and Corporate Secretary, Kodiak Gas Services, Inc.)

Ryan J. Maierson (Latham & Watkins LLP)

Ramnik S. Dhesi (Latham & Watkins LLP)